1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com STEPHEN T. COHEN stephen.cohen@dechert.com +1 202 261 3304 Direct

June 1, 2023

VIA EDGAR

Kimberly Browning

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	RBC Funds Trust (the “Trust” or “Registrant”)

File Nos.: 333-111986; 811-21475

Dear Ms. Browning:

We are writing in response to comments provided telephonically on May 19, 2023, with respect to Post-Effective Amendment No. 167 to the Trust’s registration statement filed on Form N-1A on April 7, 2023, under the Securities Act of 1933, as amended (“Securities Act”), and Amendment No. 167 under the Investment Company Act of 1940, as amended (“1940 Act”). The filing was made to register Class A shares of the U.S. Government Money Market Fund (the “Fund”), an existing series of the Trust. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s registration statement.

Summary Prospectus

Comment 1.

If accurate, please revise the Fund’s Fees and Expenses of the Fund disclosure to add a sentence that states, “shares of the Fund are available in other share classes that have different fees and expenses.”

Response 1. The Trust has made the requested change.

Comment 2.	If the Fund will charge a fee for any exchange or transfer of interest from the Fund to another fund, please add “Exchange Fee” as a separate line item of the fee table, as applicable.

Response 2. The Fund does not charge an exchange fee. As noted in the prospectus, an exchange of shares is technically a sale of shares in one fund followed by a purchase of shares in another fund. Shareholders may exchange existing shares of the Fund into another eligible share class of an RBC Fund. Because Class A shares of the Fund do not have a front-end sales charge, shareholders will be subject to the payment of a sales charge by the other RBC Fund at the time of exchange into Class A shares of the other RBC Fund based on the amount that shareholders would have owed if the shareholder directly purchased Class A shares of that RBC Fund. As a result, no change has been made to the registration statement.

Comment 3.	Please explain why “Other Expenses” in the fee table are based on estimated amounts for the current fiscal year.

Response 3. The Trust has revised the fee table to reflect actual “Other Expenses” and has removed the footnote that states that “Other Expenses” are estimated for the current fiscal year.

Comment 4.	Please provide the five- and ten-year periods in the Expense Example.

Response 4. The Trust has made the requested changes.

Comment 5.

Pursuant to Item 4, Instruction 3(b) of Form N-1A, please explain in a footnote to the performance bar chart that the returns are for a Class that is not presented that would have substantially similar annual returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent that the Classes do not have the same expenses.

Response 5. The Trust has made the requested change.

Comment 6.

The Fund’s Performance Information section states, “[t]he returns for Class A shares may be lower than the returns of...” Please revise the sentence to state that the returns for Class A shares will be lower than the returns of...

Response 6. The Trust has made the requested change.

Comment 7.	Pursuant to Item 5 of Form N-1A, please add a “Management” heading before or in place of the heading “Investment Advisor”.

Response 7. The Trust has made the requested change.

Comment 8.	Please revise the order of the Purchase and Sale of Fund Shares and Tax Information sections pursuant to Form N-1A.

Response 8. The Trust has made the requested change.

Comment 9:	Please enhance the disclosure in the Purchase and Sale of Fund Shares section to state that shareholders may purchase or redeem shares of the Fund on any business day.

Response 9. The Trust has made the requested change.

Statutory Prospectus

Comment 10.

The Investment Advisor section states, “[i]nformation regarding the factors considered by the Board of Trustees in connection with the most recent approval of the Investment Advisory Agreement with the Advisor is provided in the Fund’s Annual Report for the fiscal year ended September 30, 2021.” Please confirm the date of the most recent approval of the Investment Advisory Agreement.

Response 10. The Registrant confirms that the Board of Trustees of the Trust last approved a new investment advisory agreement for the Fund effective November 1, 2021. That agreement was subsequently approved by shareholders with an initial two-year term through October 31, 2023.

Comment 11.

Please supplementally confirm that the Fund is in compliance with Item 3, Instruction (3)(a) of Form N-1A. In particular, the SEC staff notes that the Advisor serves as Co-Administrator to the Fund and provides certain administrative services.

Response 11. The Trust confirms that the “Management Fees” listed in the Fee Table include all investment advisory fees (including any fees based on the Fund’s performance), any other management fees payable to the Investment Advisor or its affiliates, and administrative fees payable to the investment adviser or its affiliates that are not included as “Other Expenses.” As noted in the SAI, the Advisor does not charge any fees for its role as a Co-Administrator.

Comment 12.

The Investment Advisor section states, “RBC Global Asset Management has aligned the operations of the Advisor and certain of its asset management affiliates.” Please supplementally explain what is meant by “aligned operations” and “asset management affiliates”.

Response 12. As noted above, in 2021, shareholders were asked to approve a new investment advisory agreement with the Advisor. The proxy statement explained that the proposal to consider the approval of the new investment advisory agreement related to the alignment of the fixed income platform of the Advisor with certain of its affiliates (the “Integration”). The initial phase of the Integration was completed on November 1, 2021, at which time BlueBay Asset Management USA LLC (“BlueBay-U.S.”), one of the Advisor’s affiliates, was merged with and into the Advisor. The proxy statement also explained that the Advisor may utilize services from a separate affiliate, BlueBay Asset Management LLP (“BlueBay-U.K.”), an SEC-registered investment adviser based in London, United Kingdom, to form one global investment team that utilizes shared capabilities across the global fixed income platform. On April 1, 2023, BlueBay-U.K. consolidated its operations with another UK-based asset management affiliate, RBC Global Asset Management (UK) Limited (“RBC GAM UK”). The Integration did not result in material changes to the day-to-day management and operations of the Fund or any increase in fees. For example, the portfolio managers of the Fund remained the same and shareholders’ daily experience in dealing with the Fund remained unchanged. However, the investment advisory agreement between the Fund and the Advisor did not contemplate the Integration and, in particular, the shared services and capabilities with BlueBay-U.K. (now, RBC GAM UK). As a result, the Fund requested that shareholders vote to approve a new investment advisory agreement so that the Advisor could continue to manage the Fund following the Integration. It is worth noting that the new investment advisory agreement states that the Advisor is responsible for any action taken by such affiliated person on behalf of the Advisor in assisting the Advisor under the agreement to the same extent as if the Advisor had taken such action directly.

Comment 13.	Please delete the word “additional” from the “Management - Payments to Financial Intermediaries” section.

Response 13. The Trust has made the requested change.

Comment 14.

Please clarify the disclosure regarding the restriction of payment of exchange order in the Shareholder Information - Market Timing and Excessive Trading - Restriction and Rejection of Purchase or Exchange Orders” section.

Response 14. The Trust has made the requested change by revising the sentence to state:

The Fund reserves the right to delay the payment of a redemption order in an exchange order for up to one business day in the event that, in the Fund’s judgment, such delay would be in the Fund’s best interest, in which case both the redemption and purchase will be processed at the conclusion of the delay period.

SAI

Comment 15.	Please explain the supplemental (non-fundamental) clarification regarding the Fund.

Response 15. To avoid any confusion, the Fund has removed “(Non-Fundamental)” from the heading.

Comment 16.	Please update the “Investment Restrictions - Supplemental (Non-Fundamental) Clarification of Certain Fundamental Investment Policies/Restrictions” section for accuracy regarding diversification.

Response 16. The Trust has revised the first sentence of the disclosure to state:

The Fund is a diversified fund and is subject to the diversification requirements of the 1940 Act. Current 1940 Act diversification requirements require that with respect to 75% of the assets of the Fund, the Fund may not invest more than 5% of its total assets in the securities of any one issuer or own more than 10% of the outstanding voting securities of any one issuer, except cash or cash items, obligations of the U.S. Government, its agencies and instrumentalities, and securities of other investment companies. As for the other 25% of the Fund’s assets not subject to the limitation described above, there is no limitation on investment of these assets under the 1940 Act, so that all of such assets may be invested in securities of any one issuer.

Comment 17.	Please enhance the disclosure in the “Other Information – Code of Ethics” section.

Response 17. The Trust has revised the disclosure to state:

The Trust, the Advisor and the Distributor have each adopted a code of ethics, under Rule 17j-1 of the 1940 Act, which is designed to prevent access persons of the Trust, the Advisor and the Distributor from engaging in deceptive, manipulative, or fraudulent activities in connection with securities held or to be acquired by the Fund (which may also be held by persons subject to a code). There can be no assurance that the codes will be effective in preventing such activities.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (202) 261-3304. Thank you.

Sincerely,

/s/ Stephen T. Cohen

Stephen T. Cohen